EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in Post-Effective Amendment No. 1 on Form S-8 to Registration Statement on Form S-4 (No. 333-187633) and Registration Statement on Form S-8 (No. 333-191017) of Renasant Corporation, with respect to our report dated June 30, 2014, relating to the statements of net assets available for benefits of Merchants and Farmers Bank Profit and Savings Plan as of December 31, 2013 and 2012 and the related statements of changes in net assets available for benefits for the years then ended and the supplemental schedules – Schedule H, Line 4i-Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions as of December 31, 2013, which report appears in the December 31, 2013, Annual Report on Form 11-K of Merchants and Farmers Bank Profit and Savings Plan.

BKD, LLP

Jackson, Mississippi
June 30, 2014